

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2021

Kevin Brian Cox
Chief Executive Officer
SurgePays, Inc.
3124 Brother Boulevard, Suite 104
Bartlett, TN 38133

> **Re: SurgePays, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed August 2, 2021**
> **File No. 333-233726**

Dear Mr. Cox:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, any reference to prior comments are to comments in our July 21, 2021 letter.

Amendment No. 3 to Registration Statement on Form S-1 filed August 2, 2021

Financial Statements
Consolidated Statements of Operations, page F-3

1.   We note your response to comment 5. SAB Topic 11:B states, in part: "depreciation, depletion and amortization should not be positioned in the income statement in a manner which results in reporting a figure for income before depreciation." Therefore, if you present a subtotal income measure, such as gross profit, it should not exclude depreciation and amortization since such exclusion would result in the presentation of a "figure for income before depreciation." Accordingly, you can revise either by not presenting a gross margin subtotal on the face of the income statement or by disclosing that you allocate depreciation and amortization to cost of revenues, along with the amount allocated,

and the types of costs and expenses classified as cost of revenues.

 You may contact Joseph Cascarano at (202) 551-3376 or Robert Littlepage at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Steven Lipstein